NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

02 AUG 22 AM 10:49

FILE No.
82-3874

02049398

SUPPL

August 14, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated August 14, 2002

Please find enclosed 3 copies of the news release listed above.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

BARBARA O'NEILL

dlw 8/28

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

NEWS RELEASE

AUGUST 14, 2002

News Release: **02-05**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce that receipt of analytical data confirms that two significant new mineralized systems have been identified on its Tanner and JRS properties through its 2002 initial drilling program.

Tanner Property

Laminated Pyrite, pyritic synsedimentary breccias and bedded pyrite/barite units have returned anomalous values of precious and base metals as well as a suite of pathfinder elements. These are considered to be indicative of Sedex style mineralization as have historically been discovered elsewhere within the Yukon's Selwyn Basin. Precious and base metal indications include values of up to 0.15 g/t gold, 3.8 g/t silver and 1370 ppm (0.14%) zinc throughout select sampled intervals of up to 1 meter in the first two drill holes on the Tanner target. Anomalous pathfinders include arsenic (to 240 ppm or 'parts per million'), molybdenum (to 92 ppm), nickel (to 180 ppm) and tin (to 18ppm). The metal and pathfinder values indicate that significant exhalative components were present and acted as metal contributors during sulphide formation on the property.

Manson is encouraged by these results as they confirm that a previously untested and undocumented mineralized Sedex style system is present over at least 750 meters in strike length on the property. The mineralization is found coincidentally with a strong airborne electromagnetic (EM) conductor with a minimum strike length of 4.4 kilometers as defined in the 2001 airborne geophysical survey. Recent addition of claims to the property now include a known showing where numerous values in excess of 10% zinc have previously been reported from limited surface work in a similar geological context and in association with a gossan similar to the ones previously documented on Tanner. This showing is located some 8.5 kilometers along strike to the south east of the second Tanner drill hole.

Further compilation of existing geological, geochemical and geophysical data will be undertaken at this time in order to focus further work which will be aimed at locating mineralized feeder zones or vent proximal zones of high grade replacement mineralization which are typically found at the core of these systems.

JRS Property

The 2002 drilling at JRS has positively identified a new mineralized VMS style (volcanogenic massive sulphide) occurrence. Numerous intervals of pyrite dominated syngenetic massive sulphide that were intersected are now known to carry precious and base metals in a setting comparable to that of the nearby Marg VMS deposit. Gold values ranged up to 0.38 g/t in massive sulphides, silver ranged up to 27.6 g/t, zinc values ranged up to 2600 ppm (0.26%) and copper values ranged up to 2760 ppm (0.28%). Nickel, tin, arsenic, molybdenum and mercury were also found to be anomalous.

FILE No.
82-3874

Massive sulphide intervals intersected in the initial three drill holes ranged between 2 to 50 centimeters in thickness. Further work on the property will aim to vector into thicker and richer intervals or feeder zones to this newly discovered mineralized VMS system.

Furthermore, additional reconnaissance work at the JRS gold zone identified in 2001 found that significant mineralized quartz stockworking could be identified at surface over an area of minimum dimensions of 100 meters by 25 meters along exposure found in a creek bed. Mineralization consists of pyrite-arsenopyrite-stibnite as inclusions within fracture controlled quartz+/-barite veins as well as disseminated within the host black shales in close proximity to veins or in stockworked areas. In addition to previously reported samples, further chip and grab sampling within the zone returned values ranging between 0.01 g/t gold and 3.30 g/t gold. The zone remains open in all directions where it cannot be traced due to extensive talus or vegetation cover and its geometry is still unresolved.

Similar mineralization was intersected at depth during drilling where a sample of a quartz-barite vein with abundant pyrite and arsenopyrite in black shales returned an assay value of 0.30 g/t gold over 0.45 meter. This drill hole (JRS 01-02) was located some 2.4 kilometers from the area of the surface gold showing, indicating that gold mineralization may be more extensive than recognized to date on the Property.

All samples for this project were sent for analysis either to Northern Analytical Laboratories, a commercial analytical laboratory facility located in Whitehorse, Yukon Territories or ALS Chemex Labs of Vancouver. Assays were performed using standard fire assay with an AA finish for gold and base metal values were determined by ICP. The Qualified Person responsible for the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

Manson Creek is pleased with the results of this phase of work and the discovery of two prospective and previously unevaluated mineralized systems on its Yukon properties. Previous news releases concerning these projects and Manson's extensive land position in the Yukon can be found at the Company's web site at www.manson.ca.

"James Devonshire"

James Devonshire
President and Director
